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                  Merisel, Inc., Contact: Susan T. Stillings
                                Director, Investor Relations
                                              (310) 615-6868


For Immediate Release

   Merisel, Inc. Completes the Sale of its European, Latin
                    American and Mexican
             Operations to CHS Electronics, Inc.

El Segundo, Calif. (October 4, 1996) Merisel, Inc. announced today that it has completed the previously announced sale of substantially all of its European operations plus its Latin American and Mexican businesses to CHS Electronics, Inc. for approximately $154 million, in a combination of cash and CHS Electronics' assumption of Merisel's $34 million European asset securitization facility. The purchase price is subject to adjustments based on the audited closing balance sheets of the companies being purchased.

Merisel applied $72.5 million of the cash received to permanently reduce its outstanding senior bank debt and senior privately issued debt. The Company's senior lenders agreed to amend their lending agreements with the Company to extend the final maturities of those agreements until January 31, 1998. Under the terms of these amendments, Merisel will make five amortization payments of $1.5 million per month from February to June 1997. Merisel is also working on a restructuring or refinancing of its publicly traded debt, which, if successful, will not require the Company to make any additional amortization payments on its senior debt from June 1997 to January 1998.

"Closing this sale is another milestone that we have achieved in our 1996 business plan," said Dwight A.
Steffensen, Merisel's chairman and chief executive officer.
"And, the extension of our senior debt facilities will give
Merisel's senior management team time to continue making improvements to the business and focus on returning the Company to profitability."

Merisel's remaining operations are its U.S. and Canadian distribution businesses, and its ComputerLand Franchise and Datago Aggregation businesses. In 1995, these units produced $4.6 billion in revenue and $55 million in EBITDA (earnings before interest, taxes and other non-cash depreciation and amortization charges) before certain asset impairment and other charges taken in the fourth quarter of 1995. After the sale, Merisel's only remaining investment outside of North America is a minority interest in a distribution business in Russia.
                           (more)

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Merisel sold its distribution businesses in Austria, France,
Germany, Great Britain, Switzerland and The Netherlands, including Merisel's European Distribution Center. Merisel also sold an export operation that serves Latin America from Miami, Florida, and a distribution operation in Mexico. Merisel expects the book loss on the sale of these operations to substantially increase its previously anticipated third quarter net loss. Merrill Lynch & Co.
acted as financial advisor to Merisel.

Merisel, Inc. (NASDAQ:MSEL) is a leader in the distribution of computer hardware, software and networking products. The
Company holds Fortune 500 status, with 1995 sales of $4.6 billion after giving effect of the asset sales to CHS
Electronics. Merisel distributes a full line of 25,000 products to more than 45,000 resellers in the U.S. and Canada.

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